July 31, 2007

Barbara C. Jacobs Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street Washington, D.C. 20549	Reference No.: 20070731 VIA FACSIMILE (202-772-9210) and U.S. MAIL

Re:	Smart Online, Inc. Annual Report on Form 10-K For the Year Ended December 31, 2006 Filed March 30, 2007 Form 10-Q for the Three Months Ended March 31, 2007 Filed May 15, 2007 File Number: 1-32634

Dear Ms. Jacobs:

As per your telephone conversation of today with Margaret Rosenfeld of Smith, Anderson, Blount, Dorsett Mitchell & Jernigan, our outside legal counsel, we are providing a further response to your comment letter of July 27, 2007 regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Annual Report”) filed on March 30, 2007 with the Commission and the Quarterly Report for the Three Months Ended March 31, 2007 (the “First Quarter Report”) filed on May 15, 2007 with the Securities and Exchange Commission. This letter includes comment 4 from your July 27 letter in bold with the Company’s response set forth immediately below. We have repeated the heading and paragraph number from your letter for your convenience.

Forms 10-K for fiscal 2006 and Form 10-Q for March 31, 2007
Controls and Procedures

4.
Please see our prior comments 6 and 7 from our letter dated May 1, 2007. Please revise your disclosure to clarify why your disclosure controls and procedures are ineffective as of the end of the periods reported and the remedial steps being undertaken.

6

Securities and Exchange Commission
July 31, 2007

RESPONSE:

We recognize the Commission’s comment in this area and commit that beginning with our quarterly report for the second quarter of 2007, we will provide detailed disclosure of any remediation efforts related to significant deficiencies, including a description of each significant deficiency that exists as of the end of the relevant period, if any. For our quarterly report for the second quarter of 2007 on Form 10-Q, we will provide the following disclosure under Item 4T. Controls and Procedures:

Item 4T. CONTROLS AND PROCEDURES

As required by paragraph (b) of Rule 13a-15 under the Exchange Act, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Quarterly Report. As defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act, the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Quarterly Report, our disclosure controls and procedures were not effective because of significant deficiencies in our internal control over financial reporting that we are in the process of remediating. Management first identified and reported on these significant deficiencies and related changes to our internal controls under Item 9A of Part II of our Annual Report on Form 10-K for the fiscal year ending December 31, 2005, and provided an update regarding the implementation of the new internal controls in our 2006 Annual Report. While management believes those controls effectively mitigate those significant deficiencies, we have not completed our testing of all of these control changes and therefore cannot conclude on their effectiveness. See “Changes in Internal Control Over Financial Reporting” below for a more detailed description of the status of these internal control changes.

6

Securities and Exchange Commission
July 31, 2007

Changes to Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the second quarter of fiscal 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As described in our Annual Report on Form 10-K for the fiscal year ending December 31, 2005, filed with the SEC on July 11, 2006, or the 2005 Annual Report, and as updated in our Annual Report on Form 10-K for the fiscayl year ending December 31, 2006, filed with the SEC on March 30, 2007, we have continued to test internal controls added in response to the final findings of our Audit Committee’s investigation related to the SEC’s suspension of trading of our common stock in January 2006. In July 2006, the Audit Committee concluded that: (i) our Chief Executive Officer should have disclosed and sought approval from the Board of Directors before entering into certain transactions and arrangements, including personal loans; (ii) there was inadequate diligence by management and the Board of Directors regarding third parties with which we contracted, including outside investor relations vendors, some of which were registered brokers; (iii) management and our directors lacked sufficient knowledge regarding rules and regulations with respect to dealings between registered brokers and public companies, (iv) we lack clear policies regarding the limits on the Chief Executive Officer’s authority to enter into business transactions and agreements without Board approval; (v) there has been inadequate legal and accounting review of material contracts; (vi) there has been inadequate training and understanding of SEC disclosure requirements; (vii) there was an unintentional violation of our Securities Trading Policy by one of our directors as previously reported in our public filings; (viii) we have inadequate processes for determination of independence of Board members; and (ix) there has been a failure to communicate and stress the importance of controls and procedures throughout our organization. The Audit Committee investigation concluded that these deficiencies primarily resulted from our transition from a private company to a publicly reporting company and insufficient preparation for, focus on, and experience with compliance requirements for a publicly reporting company

6

Securities and Exchange Commission
July 31, 2007

As a result of the findings of the Audit Committee investigation, we made the following changes to our internal controls:

1.    Mr. Jeffrey LeRose was appointed to the position of non-executive Chairman of the Board of Directors to separate the leadership of the Board of Directors from the management of the Company, replacing Mr. Michael Nouri, who remained as President, Chief Executive Officer, and a member of the Board

2.    Mr. Nouri has repaid all amounts outstanding to several noteholders, including Berkley Financial Services through sales of shares of our common stock from Mr. Nouri's personal holdings.

3.    Our Chief Financial Officer has been involved in communications with investment professionals, including analysts, brokers and potential institutional investors.

4.    Our Chief Financial Officer has been given direct reporting responsibility to the Audit Committee with respect to any such communications.

5.    Three additional, non-management directors have been appointed to our Board of Directors, two of whom qualify as “independent” under Item 407(a) of Regulation S-K. One of these “independent” directors also qualifies as an “audit committee financial expert” under Item 407(d)(5)(ii) of Regulation S-K and is serving as the Chairman of the Audit Committee.

6.    Our outside counsel has provided periodic educational training for management and directors by outside legal counsel and other appropriate professional advisors.

7.    We have adopted a revised Securities Trading Policy.

8.    .Controls have been implemented regarding the review and approval of material contracts by our Chief Financial Officer, Corporate Counsel, and where appropriate, our outside counsel and Board of Directors, including the creation of a contract checklist to be completed by our Chief Financial Officer and Corporate Counsel for each material agreement.

6

Securities and Exchange Commission
July 31, 2007

9.    We have instituted a program requiring written confirmation of compliance with our Code of Ethics and Conflicts of Interest Policy on a quarterly basis from all members of management and the Board of Directors.

10.       We entered into a contract with Ethical Advocates, Inc. for confidential and anonymous incident reporting.

11.       Multiple control systems have been put in place to review checks paid to officers and directors in excess of $2,500.

12.       We now have three members of our Board who are members of the National Association of Corporate Directors (“NACD”).

Of the changes to our internal controls listed above, we continue to test the changes numbered 6, 7 and 9 for their effectiveness. All of the other changes have been tested and found effective as of the end of the second quarter of fiscal 2007. We recognize that “tone at the top” is a key element to an organization’s control environment and are focused and committed to providing the correct tone and structure within the company. We cannot assure you that we will not in the future identify further deficiencies in our controls. However, we plan to continue to review and make any necessary changes to the overall design of our control environment in order to enhance our corporate governance and reporting practices.

* * * * *

We appreciate your time on this matter. Please do not hesitate to contact me by phone (919) 765-5000 or email (Michael.Nouri@SmartOnline.com).

Sincerely, /s/ Dennis Michael Nouri Dennis Michael Nouri President and Chief Executive Officer

cc:	Hugh Fuller James W. Gayton, Esq. Margaret N. Rosenfeld, Esq.